

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2018

Paul Williams
Chief Financial Officer
Worldwide Specialty Chemicals Inc.
Downtown Republic Center, Suite 3100
325 N. Saint Paul Street
Dallas, Texas 75201

> **Re: Worldwide Specialty Chemicals Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed July 18, 2018**
> **File No. 0-55554**

Dear Mr. Williams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction